Exhibit 99.1

PNI Announces Launch of iOS Software Developer Kit

July 15th, 2013, Vancouver, Canada — PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or “the Company”) announced today that it has launched its new PNI Mobile Photo Software Developer Kit (“SDK”), offering any app developer the ability to add a full featured mobile photo application to their own mobile app and instantly interface with PNI’s network of more than 20,000 leading retail print locations.

“Through the PNI Mobile Photo SDK, PNI is providing an industry leading full featured mobile photo application to developers who want to add photo ordering services to their apps and earn a commission on each order,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “With the launch of our SDK, developers now have a choice of either building out their own photo functionality and interfacing with PNI’s proven Photo Services API to submit orders, or simply using the SDK to add turn-key functionality right in their app.”

The SDK also plays an important role for retailers who want to get to market quickly with a mobile photo solution, as it can be quickly and easily integrated into their new retail master apps and comes ready with full functionality and workflows to submit orders for printing.  For app developers and system integrators who are technology providers to retailers or ecommerce sites, this quick-deploy approach saves considerable time and resources and enables them to instantly leapfrog their apps into the vibrant retail photo print market.

The PNI Mobile Photo SDK is one of a series of technical innovations PNI is bringing to market to expand its web-to-store offerings.  In conjunction with the Company’s recent launch of its all-new PNI Photo Service Application Programming Interface (API), enabling any software developer or consumer product company to easily submit orders for retail printing and the forthcoming launch of PNI’s new HTML5 builders for cards and invitations, the PNI Platform is helping retailers grow and expand their web-to-store opportunities.   By focusing on quick-to-market strategies, retailers no longer need to adopt the entire PNI Platform to take advantage of the opportunity. The Company’s modular, marketplace-centric approach to platform development enables retailers to pick and choose what particular solution they require and get to market quickly.

The PNI Mobile Photo SDK for iOS is available now.  An Android OS edition will be available to developers before the 2013 holiday season.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns PNI Digital Media 604-893-8955 ext. 409 ir@pnimedia.com	James Binckly TMX Equicom 416-815-0700 ext. 228 jbinckly@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are property of their respective owners.